                                                                    Exhibit 99.1




F O R   I M M E D I A T E   R E L E A S E

                                                  AUGUST 8, 2001
                                                  FOR MORE INFORMATION CONTACT:
                                                  RAY BRAUN - (419) 247-2800
                                                  MIKE CRABTREE - (419) 247-2800


                          HEALTH CARE REIT, INC. ISSUES
                          $175 MILLION IN SENIOR NOTES


Toledo, Ohio, August 8, 2001........HEALTH CARE REIT, INC. (NYSE/HCN) today announced that it has priced a public offering of $175 million of senior unsecured notes due 2007 at an effective yield of 7.775 percent. Proceeds from the sale of the securities will be used to repay borrowings under the company's revolving lines of credit and to invest in additional health care properties.

"We are pleased that investors viewed our debt offering so favorably, as evidenced by the increase in the size of this deal from $150 million to $175 million," commented George L. Chapman, chairman and chief executive officer of HCN. "The market's reaction to our successful 3.45 million share equity offering in June was equally gratifying. We believe that the success of these financings reflects investors' growing confidence in the health care REIT market and, more specifically, in our ability to make accretive investments, based on our unrivaled 30-year track record."

Deutsche Banc Alex. Brown and UBS Warburg acted as joint-lead managers. Legg Mason Wood Walker Incorporated and Raymond James & Associates, Inc. acted as co-managers.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust that invests in health care facilities, primarily nursing homes and assisted living facilities. At June 30, 2001, the company had investments in 203 health care facilities in 33 states and had total assets of approximately $1.2 billion. For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN. More information is available on the Internet at http://www.hcreit.com.

This document may contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in the future to differ materially from expected results. These risks and uncertainties include, among others, general economic conditions, the availability of capital, competition within the financial services and real estate markets, the performance of operators within Health Care REIT's portfolio, and regulatory and other changes in the health care sector, as described in the company's filings with the Securities and Exchange Commission.

                                      #####


                                      -16-